UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULE 13d - 1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d - 2(a)

                                Telefonica, S.A.
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                                (Name of Issuer)

                 Ordinary shares, nominal value EUR 1.00 each
           American Depositary Shares, each representing the right to receive one ordinary share
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                         (Title of Class of Securities)

                                    879382208
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                                 (CUSIP Number)

                                Asesoria Juridica
                    Caja de Ahorros y Pensiones de Barcelona
                            Avenida Diagonal 621-629
                             Barcelona, Spain 08028
                            011-34-93 409 21 21 phone
                             011-34-93 404 69 96 fax
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 20, 1996
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box.
 __


                         (continued on following pages)
                              (Page 1 of 8 Pages)
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CUSIP No. 879382208                   13D                            Page 2 of 8


------------ -------------------------------------------------------------------
     1.      Name of Reporting Persons:           I.R.S. Identification No. of
             Caja de Ahorros y Pensiones          above person:
             de Barcelona ("la Caixa")            Not Applicable
------------ -------------------------------------------------------------------
     2.      Check the Appropriate Box if a Member of a Group
             (a) __
             (b) __
------------ -------------------------------------------------------------------
     3.      SEC Use Only:
------------ -------------------------------------------------------------------
     4.      Source of Funds:  WC
------------ -------------------------------------------------------------------
     5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e): __
------------ -------------------------------------------------------------------
     6.      Citizenship or Place of Organization:  The Kingdom of Spain
------------ -------------------------------------------------------------------
  Number of  7.       Sole Voting Power:         249,095,736(1)
   Shares    -------------------------------------------------------------------
Beneficially 8.       Shared Voting Power:       0
  Owned by   -------------------------------------------------------------------
    Each     9.       Sole Dispositive Power:    249,095,736(1)
  Reporting  -------------------------------------------------------------------
 Person With 10.      Shared Dispositive Power:  0
------------ -------------------------------------------------------------------
     11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
             249.095.736(1) (See also Item 5)
------------ -------------------------------------------------------------------
     12.     Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares(2) (See also Item 5): _X_
------------ -------------------------------------------------------------------
     13.     Percent of Class Represented by Amount in Row (11):
             Approximately 5.06%
------------ -------------------------------------------------------------------
     14.     Type of Reporting Person (See Instructions):  CO(3)
--------------------------------------------------------------------------------

----------
(1) Included in this calculation are (i) 161,913,810 shares owned by Caixa Holding, S.A.U. ("Caixa Holding"), a fully owned subsidiary of la Caixa, (ii) 68,036,171 shares acquired through the la Caixa equity swap (see Item 4), and
(iii) 19,145,755 shares held by Caixa de Barcelona Seguros de Vida, S.A. de Seguros y Reaseguros ("Caixa Vida"). Caixa Holding holds all the shares of Caixa Vida except for one share, which is held by Caixa Corp, S.A., a 99.9%-owned subsidiary of la Caixa. Excluded in this calculation are 1,370,330 shares acquired by la Caixa in execution of agreements for the establishment of an employees' stock options plan. La Caixa is not entitled to exercise any political or economic rights, nor to transfer or in any way dispose of these shares.
(2) The amount in Row 11 excludes 1,370,330shares (which represents approximately 0.028% of the Issuer's share capital) acquired by la Caixa in execution of agreements for the establishment of an employees' stock options plan. La Caixa is not entitled to exercise any political or economic rights, nor to transfer or in any way dispose of these shares.
(3)  La Caixa is a savings bank formed under the laws of the Kingdom of Spain.
--------------------------------------------------------------------------------

CUSIP No. 879382208                   13D                            Page 3 of 8

     This amended and restated statement on Schedule 13D (this "Schedule 13D") amends the Schedule 13D filed with the Securities and Exchange Commission on January 30, 2006 (the "Initial Schedule 13D"). This Schedule 13D constitutes the first amendment to the Initial Schedule 13D.

Item 1. Security and Issuer

     This filing relates to the Ordinary Shares, nominal value EUR1.00 each and American Depositary Shares, each representing the right to receive one Ordinary Share of Telefonica, S.A., a corporation organized under the laws of the Kingdom of Spain (the "Issuer"). The principal executive offices of the Issuer are located at Gran Via 28, 28013, Madrid, Spain.

Item 2. Identity and Background

     This Schedule 13D is filed by Caja de Ahorros y Pensiones de Barcelona ("la Caixa"), a savings bank organized under the laws of the Kingdom of Spain. The principal business address for la Caixa is Avenida Diagonal 621-629, 08028 Barcelona, Spain. La Caixa's principal business is banking and financial services.

     During the last five years, neither la Caixa nor, to the knowledge of la Caixa, any person named in Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     La Caixa paid 971,584,551 Spanish Pesetas (EUR 5,839,340.75) from working capital for 488,187 Ordinary Shares acquired on March 20, 1996 (representing 0.05% of the Issuer's share capital as of that date). Below is a chart reflecting subsequent acquisitions by la Caixa in the Issuer's securities.

--------------------------------------------------------------------------------
                                                                   Increase in
Date of                 Number of                                  Percentage of
Acquisition             Shares Acquired       Price Paid           Ownership
--------------------------------------------------------------------------------
March 19, 2004               37,500,000       As described             0.75%
                                              below in Item 4
--------------------------------------------------------------------------------
March 23, 2004               37,500,000       As described             0.75%
                                              below in Item 4
--------------------------------------------------------------------------------


Item 4. Purpose of Transaction

     For purposes of this Item 4, the term "Relevant Date" shall mean each of March 20, 1996, March 19, 2004 and March 23, 2004, and the term "Relevant Dates" shall refer collectively to such dates.

     La Caixa owns Ordinary Shares of the Issuer for investment purposes. All information reported in this Schedule 13D is accurate as of each Relevant Date and as of the date hereof, unless otherwise indicated. At various points during the period beginning March 20, 1996 and ending on the date hereof,, information regarding la Caixa's ownership position in the shares of the Issuer was disclosed in the annual reports of the Issuer filed on Form 20-F and in the annual reports of la Caixa and in other filings of la Caixa with la Comision Nacional del Mercado de Valores (CNMV).

CUSIP No. 879382208                   13D                            Page 4 of 8

     On March 20, 1996 la Caixa acquired 488,187 Ordinary Shares of the Issuer representing 0.05% of the Issuer's share capital as of that date, for investment purposes. In 1996 la Caixa followed its policy of investing in sectors not related with the financing business. At this time, la Caixa invested in real estate projects. However, as soon as inflation in Spain stabilised, the investment policy of la Caixa focused on other economic sectors; mainly services, energy and telecommunications. In this regard and, taking into account its security, stability and profitability criteria, la Caixa invested in companies such as Telefonica, S.A. As a result of such acquisition, on March 20, 1996 the direct and indirect interest of la Caixa in the share capital of the Issuer was 5.01%.

     During 2000, 2001, 2002 and 2003 the interest of la Caixa in the share capital of the Issuer was diluted mainly as a result of several capital increases approved by the General Shareholders' Meeting with exclusion of the pre-emption right to Ordinary Shares (during that period there were certain di minimus acquisition and transfer transactions). As a consequence thereof, its interest in the share capital of the Issuer decreased progressively from 5.01% to 4.989% on February 2000, and to 3.513% on March 2004.

     On March 19, 2004 and on March 23, 2004 la Caixa executed equity linked swap agreements with Morgan Stanley & Co. International Limited (the "Morgan Stanley Swap Agreement') and Societe Generale (the "Societe Generale Swap Agreement" and, together with the Morgan Stanley Swap Agreement, the "Swap Agreements"). A copy of the Morgan Stanley Swap Agreement is attached as Exhibits 1 hereto, and a copy of the Societe Generale Swap Agreement is attached as Exhibit 2 hereto. Any description contained in this Schedule 13D relating to the Swap Agreements does not purport to be complete and is qualified in its entirety by reference to Exhibit 1 hereto, with respect to the Morgan Stanley Swap Agreement, and Exhibit 2 hereto, with respect to the Societe Generale Swap Agreement. The Morgan Stanley Swap Agreement and the Societe Generale Swap Agreement carry maturity dates of May 2, 2005 (subsequently extended until May 2, 2006) and March 26, 2007, respectively, each of them relating to 37,500,000 ordinary shares of the Issuer (together representing 1.5% of the Issuer's share capital). By virtue of the Swap Agreements, la Caixa undertook to pay to Morgan Stanley & Co. International Limited and to Societe Generale, respectively, an amount equivalent to all economic rights derived from the ownership of 75,000,000 shares (37,500,000 and 37,500,000 shares, respectively). As a consequence of the execution of the Swap Agreements, on March 23, 2004 la Caixa increased its interest in the Issuer from 3.51% up to 5.026%. La Caixa is entitled to ask for the total or partial cancellation of each of the Swap Agreements, under normal market conditions and subject, however, to certain limitations concerning prior notice periods and except during certain days before actual date of dividend payments. Both Swap Agreements shall be automatically extended for additional successive annual periods subject, however, to the right for either la Caixa or Morgan Stanley & Co. International Limited and Societe Generale, respectively, to re-negotiate the terms of the transaction.

     On May 31, 2005 the General Shareholders' Meeting of the Issuer approved the distribution of the Share Premium Reserve among its shareholders by means of the assignment to its shareholders of treasury stock. As a consequence thereof, la Caixa received 9,963,829 shares of the Issuer. Additionally, the General Shareholders' Meeting approved the reduction of the Issuer's share capital by means of the redemption of 34,760,964 shares. As a consequence of these resolutions la Caixa increased its interest in the Issuer up to 5.264%.

     On July 25 and July 26, 2005 la Caixa partially cancelled the Swap Agreements executed with Morgan Stanley & Co. International Limited and Societe Generale, respectively, and physically delivered a number of shares of the Issuer equivalent to the shares assigned to la Caixa by virtue of the Share Premium Reserve distribution (i.e. 9,963,829 shares of the Issuer). After delivery of those shares to Morgan Stanley & Co. International Limited and to Societe Generale, the interest of la Caixa in Telefonica, S.A. was 5.062%.

CUSIP No. 879382208                   13D                            Page 5 of 8

     Prior to May 8, 1996, two la Caixa representatives were appointed to the Board of Directors of the Issuer. Mr. Antonio Massanell was appointed on April 24,1995, and Mr. Isidro Faine was appointed on June 30, 1995. Since that time, and as of each Relevant Date, Mr. Antonio Massanell and Mr. Isidro Faine have remained on the Board of Directos of the Issuer.

     Except as set forth below, as of each of the Relevant Dates and as of the date hereof, la Caixa did not and does not have any plans or proposals that relate to the following: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, except with respect to la Caixa current intention to seek to acquire additional securities of the Issuer in order to maintain ownership of approximately 5% of the share capital of the Issuer, and except for the shares subject to delivery upon termination of the Swap Agreements (i.e. currently 68,036,171 shares representing 1.383% of the Issuer's share capital); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; (j) or any actions similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

     As of the date hereof, la Caixa may be deemed the beneficial owner of 249,095,736 ordinary shares, comprised of (i) 161,913,810 shares owned by Caixa Holding, S.A.U., a fully owned subsidiary of la Caixa, (ii) 68,036,171 shares acquired through the Swap Agreements (see Item 4), and (iii) 19,145,755 shares held by Caixa de Barcelona Seguros de Vida, S.A. de Seguros y Reaseguros. Caixa Holding, S.A.U. holds all the shares of Caixa de Barcelona Seguros de Vida, S.A. de Seguros y Reaseguros except for one share, which is held by Caixa Corp, S.A., a 99.9%-owned subsidiary of la Caixa. This amount does not include 1,370,330 shares (representing 0.028% of the Issuer's total share capital) acquired by la Caixa in execution of agreements for the establishment of an employees' stock options plan. La Caixa is not entitled to exercise any political or economic rights, nor to transfer or in any way dispose of these shares.

     La Caixa and its subsidiaries Caixa Holding, S.A.U. and Caixa de Barcelona Seguros de Vida, S.A. de Seguros y Reaseguros may have engaged in di minimus transactions in the Ordinary Shares during the 60 days prior to March 23, 2004 and the 60 days prior to the date of this filing. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares directly and indirectly owned by la Caixa, without prejudice to the obligations assumed by la Caixa under the Swap Agreements, as described in Item 4 above.

     La Caixa hereby disclaims any beneficial ownership of the securities of the Issuer which are the topic of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

CUSIP No. 879382208                   13D                            Page 6 of 8

Item 7. Material to Be Filed as Exhibits

          Exhibit 1.     Morgan Stanley Swap Agreement

          Exhibit 2.     Societe Generale Swap Agreement

CUSIP No. 879382208                   13D                            Page 7 of 8

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2006

                                             CAJA DE AHORROS Y PENSIONES DE
                                             BARCELONA ("LA CAIXA")

                                             /s/ Marcelino Armenter Vidal
                                             -----------------------------------
                                             By: Mr. Marcelino Armenter Vidal
                                             Its: Executive

CUSIP No. 879382208                   13D                            Page 8 of 8

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
CAJA DE AHORROS Y PENSIONES DE BARCELONA ("LA CAIXA")

     The directors and executive officers of la Caixa as of the date hereof are set forth below. The business address of each director or executive officer is that of la Caixa. Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain.

Directors and officers of la Caixa:

Members of the Board of Directors

Ricardo Fornesa Ribo                    Avda. Diagonal 621-629, 08028 Barcelona
Ramon Balaguero Ganet                   Avda. Diagonal 621-629, 08028 Barcelona
Maria Amparo Camarasa Carrasco          Avda. Diagonal 621-629, 08028 Barcelona
Marta Domenech Sarda                    Avda. Diagonal 621-629, 08028 Barcelona
Salvador Gabarro Serra                  Avda. Diagonal 621-629, 08028 Barcelona
Manuel Garcia Biel                      Avda. Diagonal 621-629, 08028 Barcelona
Javier Godo Muntanola                   Avda. Diagonal 621-629, 08028 Barcelona
Immaculada Juan Franch                  Avda. Diagonal 621-629, 08028 Barcelona
Juan Jose Lopez Burniol                 Avda. Diagonal 621-629, 08028 Barcelona
Montserrat Lopez Ferreres               Avda. Diagonal 621-629, 08028 Barcelona
Jordi Mercader Miro                     Avda. Diagonal 621-629, 08028 Barcelona
Miquel Noguer Planas                    Avda. Diagonal 621-629, 08028 Barcelona
Justo Bienvenido Novella Martinez       Avda. Diagonal 621-629, 08028 Barcelona
Vicenc Oller Compan                     Avda. Diagonal 621-629, 08028 Barcelona
Magi Pallares Morgades                  Avda. Diagonal 621-629, 08028 Barcelona
Manuel Raventos Negra                   Avda. Diagonal 621-629, 08028 Barcelona
Leopoldo Rodes Castane                  Avda. Diagonal 621-629, 08028 Barcelona
Lluc Tomas Munar                        Avda. Diagonal 621-629, 08028 Barcelona
Francesc Tutzo Bennasar                 Avda. Diagonal 621-629, 08028 Barcelona
Nuria Esther Villalba Fernandez         Avda. Diagonal 621-629, 08028 Barcelona
Josep Francesc Zaragoza Alba            Avda. Diagonal 621-629, 08028 Barcelona



Executive officers

Isidro Faine Casas                      Avda. Diagonal 621-629, 08028 Barcelona
Antonio Massanell Lavilla               Avda. Diagonal 621-629, 08028 Barcelona
Tomas Muniesa Arantegui                 Avda. Diagonal 621-629, 08028 Barcelona